SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

WILSHIRE ENTERPRISES, INC.
(Name of Issuer) Common Stock, $1.00 par value per share
(Title of Class of Securities) 971889100
(CUSIP Number) Estate of Siggi B. Wilzig c/o Irene Tafel Vista Tax Group, LLC 120 Columbia Turnpike, Suite 3 Florham Park, NJ 07932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100
11	NAME OF REPORTING PERSON Estate of Siggi B. Wilzig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,660,792
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,660,792
WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,660,792
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Estate)

This Amendment No. 1 is filed by the Estate of Siggi B. Wilzig (the “Estate”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on August 9, 2004 by the Estate, with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Company”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

ITEM 1.   SECURITY AND ISSUER

The last sentence of the response is replaced as follows:

The principal executive offices of the Company are located at 100 Eagle Rock Avenue, East Hanover, NJ 07936.

ITEM 2.   IDENTITY AND BACKGROUND

The first sentence of the response is replaced as follows:

The person filing this statement is the Estate of Siggi B. Wilzig, whose business address is:
c/o Irene Tafel
Vista Tax Group, LLC
120 Columbia Turnpike, Suite 3
Florham Park, NJ  07932.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Response unchanged.

ITEM 4.   PURPOSE OF TRANSACTION

Response unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

As a result of the Company’s self-tender offer for shares of Common Stock completed on September 4, 2009 and issuance of additional shares of Common Stock as bonus payments to an executive of the Company on March 15, 2010, the Estate’s percentage holding of the shares of Common Stock issued and outstanding increased from 21.3% to 40.1%.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Response unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 20, 2011

ESTATE OF SIGGI B. WILZIG

By:	/s/ Naomi Wilzig
Name: Naomi Wilzig
Title: Executor